UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-23340

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
ROCK-TENN COMPANY
504 Thrasher Street, Norcross, Georgia 30071
(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

ROCK-TENN COMPANY
INDEX TO FORM 11-K

Page
Reference
Financial Statements	3

Exhibits	10

Exhibit Index	12

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
FINANCIAL STATEMENTS
Statements of Financial Condition as of
September 30, 2007 and 2006 and
Statements of Changes in Plan Equity for the three
years ended September 30, 2007
with
Report of Independent Registered Public Accounting Firm

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Compensation Committee of the Board of Directors
Rock-Tenn Company
We have audited the accompanying statements of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”) as of September 30, 2007 and 2006 and the related statements of changes in plan equity for the years ended September 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Rock-Tenn Company 1993 Employee Stock Purchase Plan at September 30, 2007 and 2006 and the changes in plan equity for the years ended September 30, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cherry, Bekaert & Holland, LLP
Atlanta, Georgia
December 14, 2007

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2007	2006

Assets:
Receivable from Rock-Tenn Company - (Notes 1 and 2)	$399,563	$705,348

Total assets	$399,563	$705,348

Liabilities and equity:
Obligations to purchase Rock-Tenn Company common stock – (Notes 1 and 2)	$399,563	$705,348

Plan equity	—	—

Total liabilities and equity	$399,563	$705,348

See notes to financial statements

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended September 30,
	2007	2006	2005

Plan equity at beginning of year	$—	$—	$—

Participant contributions	2,947,783	$4,008,212	$3,817,123

Purchases of Rock-Tenn Company common stock — Note 1	(2,946,993)	(3,986,609)	(3,677,236)

Amounts refunded to Plan participants	(790)	(21,603)	(139,887)

Plan equity at end of year	$—	$—	$—

See notes to financial statements

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN:
In 1993, the Board of Directors of Rock-Tenn Company (the “Company”) adopted the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”). The Plan took effect on January 1, 1994. Subsequently, the Plan was amended and restated to increase the number of Class A Common Shares available under the Plan. These amendments are summarized below:

Effective Date	# of Class A Common Shares Authorized	Event

January 1, 1994	600,000	Initial Plan Effective

January 1, 1998	720,000	Plan Amended and Restated

November 1, 2000	1,000,000	Amendment # 1

January 1, 2004	1,000,000	Amendment # 2

February 1, 2007	1,000,000	Amendment # 5

Total Shares Authorized	4,320,000

On January 26, 2007, the Plan was amended and restated primarily to incorporate amendments since January 1998. As of September 30, 2007, 4,320,000 shares of the Company’s Class A common stock have been authorized and approximately 1,124,000 shares remained available for purchase under the Plan.
The Plan permits eligible employees to make regular, systematic purchases of the Company’s Class A common shares directly from the Company through payroll deductions. All regular, full-time employees of the Company and its subsidiaries are eligible to participate in the Plan upon completion of at least twenty months of regular full-time employment with the Company (Amendment number four). Voluntary employee contributions are deducted from participants’ compensation each pay period and are held for the participants’ accounts. All funds held by the Company under the Plan are included in the general assets of the Company.
Participants in the Plan are granted an option to purchase shares on the last day of each purchase period (January 31, April 30, July 31 and October 31). On the last day of each purchase period, the Company uses participant contributions, net of refunds, to purchase shares for each participant. Contributions that exceed the Plan provisions or the Internal Revenue Code of 1986 limits are refunded to participants. The purchase price per share to the participant is equal to 85% of the market value (Amendment number three), as defined, of the Company’s Class A common shares on the last day of the purchase period.
In each of the three years ending September 30, 2007, the total number of shares purchased for participants are summarized below:

	Years Ended September 30,
	2007	2006	2005
# of Class A Common Shares Purchased	135,098	315,640	347,251

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Stock certificates for all Company shares purchased under the Plan are issued to participants at the end of each purchase period.
Effective February 1, 2007, Amendment Number Six to the Plan required a mandatory 6-month holding period. Accordingly, for a period of 6 months following the end of the purchase period in which shares are acquired by participants, the shares may not be sold or transferred.
Participants may terminate contributions and withdraw from the Plan at any time. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period. Actual results will differ from those estimates and the differences could be material.
Plan Administration
The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which consists of three outside directors.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.
NOTE 3 — FEDERAL INCOME TAXES:
The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the “Code”). Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Code. Management believes that the Plan has been operated in accordance with the Code, therefore no provision for income taxes has been reflected in the accompanying financial statements.

Exhibits
See separate Exhibit Index attached hereto and incorporated by reference herein.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCK-TENN COMPANY
Dated: December 14, 2007	By:	/s/ Steven C. Voorhees
Steven C. Voorhees
Executive Vice President & Chief Financial Officer (Principal Financial Officer, and duly authorized officer)

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibits

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.